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                                                                   Exhibit 99.13

                            [Grow Group Letterhead]


                                         May 16, 1995


Dear Shareholder:

      In the last few weeks, there have been several major developments concerning Grow Group, Inc. ("Grow"). On April 30, 1995, Grow entered into a Merger Agreement with Imperial Chemical Industries, PLC ("ICI") pursuant to which GDEN Corporation, an indirect wholly-owned subsidiary of ICI, has offered to purchase all outstanding shares of Grow's common stock for $18.10 per share in cash. By now, you should have received ICI's tender offer materials as well as Grow's Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to which Grow recommended that shareholders tender their shares into the ICI offer.

      On May 8, 1995, The Sherwin-Williams Company ("Sherwin-Williams") through its wholly-owned subsidiary, GGI Acquisition, Inc., commenced an unsolicited tender offer to purchase all outstanding shares of Grow's common stock at a price of $19.50 per share in cash. In response to this development, your Board of Directors acted promptly, as was permitted under the Merger Agreement with ICI, to authorize Grow's senior management and legal and financial advisors to commence discussions and negotiations with Sherwin-Williams regarding its $19.50 per share offer. In addition, at Sherwin-Williams' request, Grow has permitted Sherwin-Williams to conduct a due diligence review of Grow so that Sherwin-Williams may be in a position to increase its $19.50 offer, should it choose to do so.

      Discussions with both ICI and Sherwin-Williams are continuing at this time and we, of course, have urged both parties to improve their current offers.